Annual Report

Cover Page

Name of issuer:

Kitchenery Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 11/22/2021

Physical address of issuer:

2950 W Hillsborough Ave
Unit B
Tampa FL 33614

Website of issuer:

https://kitchenery.us/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

Prior fiscal

	Most recent fiscal year-end:	year-end:
Total Assets:	$460,662.56	$359,910.60
Cash & Cash Equivalents:	$442,573.56	$344,891.60
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$51,305.93	$42,751.10
Non-Current Liabilities:	$104,329.00	$104,329.00
Revenues/Sales:	$106,100.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($153,802.87)	($251,752.20)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Kitchenery Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Focused on commercialization and reg-d safe note funding.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Rajdeep Patel	Operations	Kitchenery Inc.	2024
Akshay Bhuva	Technology Executive	Kitchenery Inc.	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Rajdeep Patel	Treasurer	2024
Rajdeep Patel	Clerk	2024
Rajdeep Patel	President	2024
Rajdeep Patel	Secretary	2024
Rajdeep Patel	Comptroller	2024
Rajdeep Patel	Director	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Akshay Bhuva	9470523.0 Common Stock	80.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The market for Kitchenery's revolutionary appliances is nascent and not established. Kitchenery has only received non-binding indications of Interest for its technology and product offerings, and there can be no assurance that such indications of interest will be converted into actual binding orders or sales.

Kitchenery depends on potential suppliers and contract manufacturers to timely deliver components and Kitchenery products, and disruption of supply or increase in costs of materials could harm Kitchenery's business. Kitchenery's contract manufacturer or other future contract manufacturer may fail to timely produce and deliver appliances.

Industry competition may adversely affect Kitchenery's revenues, increase its costs to acquire new costumers, and hinder its ability to acquire new customers. Kitchenery's go-to-market and sales strategy will require commitment of recourses and is subject to numerous risks and uncertainties.

Kitchenery can face risks related to natural disasters, climate change, health epidemics, war, civil unrest and other circumstances outside of its control.

The company may need to raise additional funds beyond this offering to run its first production and begin generating revenue. Currently, the company estimates it will need to raise $2m to reach this point. Should the company be unable to raise those funds, it may be unable to produce its product at scale or generate meaningful revenue.

A general economic downturn could have a negative impact on our business. If consumer buying power for kitchen goods decreases, we may struggle to sell our product or struggle to sell it at scale.

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and patents. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is

expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Security	Authorized	Outstanding	Rights
Common Stock	10,000,000	9,470,523	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	510638

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Akshay Bhuva
Issue date	11/22/21
Amount	$32,993.00
Outstanding principal plus interest	$32,993.00 as of 01/31/23
Interest rate	0.0% per annum
Current with payments	Yes

No set maturity date. The loan is intended to repaid as the company becomes profitable, or to be converted to stock.

Convertible Note

Issue date	02/18/22
Amount	$100,000.00
Interest rate	5.0% per annum
Discount	80.0%
Valuation cap	$3,000,000.00
Maturity date	02/18/24

During 2022, the Company issued one convertible promissory note for $100,000. The note carries 5% per annum interest rate, 80% discount rate, $3,000,000 valuation cap, and a $250,000 qualified financing threshold.

The note matures in February 2024. The convertible promissory note is unsecured and is convertible into shares of the Company's capital stock upon a subsequent qualified financing event of at least $250,000, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest will automatically convert into a price per share equal to

interest will automatically convert into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the capital stock sold in the qualified financing or (ii) equal to the quotient of the Valuation Cap divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a Fully Diluted Basis.

In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Holder at any time on or after the Maturity Date (such date, the "Election Date"), effective no later than five days after the Election Date, the outstanding Principal Amount and any unpaid accrued interest under this Note shall be converted into shares of the Company's preferred stock (or common stock if the Company has not authorized a class of preferred stock) at a conversion price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company as of the Election Date calculated on a Fully Diluted Basis.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2022	Section 4(a)(2)	Common stock	$20,000	General operations
2/2022	Section 4(a)(2)	Convertible Note	$100,000	General operations
9/2023	Regulation Crowdfunding	SAFE	$179,618	General operations
1/2025	Regulation D, Rule 506(b)	SAFE	$650,000	General operations
1/2025	Regulation D, Rule 506(b)	SAFE	$150,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Akshay Bhuva
Amount Invested	$32,993.00
Transaction type	Loan
Issue date	11/22/21
Outstanding principal plus interest	$32,993.00 as of 01/31/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Executive

As of DECEMBER 31, 2021, the majority shareholder of the Company has provided funds to the company for $32,993. The payable carries no interest, minimum monthly payment or maturity date. Due to managements uncertainty on the payback date, they have elected to classify it as a current liability.

Name	Rajdeep Patel
Amount Invested	$150,000.00
Transaction type	Safe
Issue date	01/31/25
Valuation cap	$10,000,000.00
Relationship	Director

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview: Kitchenery is developing a wireless power platform for kitchen counters and cordless appliances. During 2025, the Company continued transitioning from a pure development-stage business toward early commercialization. This shift is reflected in the Company's first recorded revenue, with $106,100 in service income for the year ended December 31, 2025, compared to no revenue in 2024. While Kitchenery remains in an investment phase, 2025 showed measurable operational progress, including early monetization, improved net loss performance, and a stronger year-end cash position.
As of year-end 2025, Kitchenery's key milestones were:
Generated first annual revenue of $106,100 in 2025, versus $0 in 2024.
Improved net loss to $153,802.87 in 2025 from $251,752.20 in 2024.
Increased year-end cash to $442,573.56 from $344,891.60 year over year.
Increased total assets to $460,662.56 at December 31, 2025, from $359,910.60 at December 31, 2024.
Continued investing heavily in product and platform development, with $132,985.25 in research and development-related expense in 2025.
Historical Results of Operations
For the year ended December 31, 2025, Kitchenery reported $106,100.00 of revenue and $106,100.00 of gross profit, compared to no revenue in 2024. Total expenses were $274,682.28 in 2025, compared to $249,948.17 in 2024. The increase in total expense reflects Kitchenery's continued investment in operations, contract labor, travel, and research and development as the Company advanced product development and commercialization efforts. Research and development-related expense remained significant at $132,985.25 in 2025, compared with $136,113.09 in 2024, underscoring

continued focus on engineering and product readiness.

Net loss improved to $153,802.87 for 2025 from $251,752.20 in 2024. This year-over-year improvement was driven primarily by the introduction of revenue in 2025 and other income of $14,779.41, although the Company continued to operate at a loss as it invested in development and commercialization.

Financial Condition

Total liabilities were $155,634.93 at December 31, 2025, compared with $147,080.10 at December 31, 2024. Current liabilities at year-end 2025 included $5,109.75 in accounts payable, $10,141.79 in credit cards, and $36,054.39 due to a related party. Long-term liabilities included a $104,329.00 convertible note. Total equity was $305,027.63 at year-end 2025, compared with $212,830.50 at year-end 2024.

Liquidity and Capital Resources

Kitchenery has financed its operations through a combination of equity capital, SAFE financing, convertible financing, and shareholder/related-party support. As reflected on the December 31, 2025 balance sheet, the Company had $917,942.84 in SAFE obligations, $104,329.00 in convertible notes, $20,000.00 in convertible equity, $20,304.54 in loan balances to/from shareholders, and $36,054.39 due to a related party.

The Company ended 2025 with a meaningful cash balance, but it remains in a pre-profitability stage. Kitchenery expects that additional capital may be required over time to support continued product development, manufacturing scale-up, certifications, working capital, and broader go-to-market execution. That expectation is consistent with the Company's current operating profile: improving losses, initial revenue generation, and ongoing investment in growth.

Runway and Operating Outlook

As of year-end 2025, Kitchenery had not yet reached profitability, but its financial trend improved meaningfully from 2024. The Company entered 2026 with higher cash, first-year revenue, and reduced annual losses. Management believes this reflects progress toward commercialization, while recognizing that the business still requires disciplined cost management and continued capital support as it scales.

Kitchenery's near-term focus remains on converting development and commercialization efforts into recurring revenue, while continuing to invest in engineering, product readiness, manufacturing execution, and market entry. Because the Company is still early in its commercialization cycle, future operating results may vary significantly depending on sales conversion, capital availability, manufacturing timing, and broader market adoption.

Forward-Looking Statement

The discussion above includes forward-looking statements regarding Kitchenery's business plan, commercialization efforts, liquidity needs, and operating outlook. Actual results may differ materially from these expectations due to a variety of factors, including product development timelines, market adoption, capital availability, manufacturing execution, and other risks associated with an early-stage hardware business. In addition, the financial numbers may not be fully accurate and are reported as unaudited financials.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the

discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Akshay Bhuva, certify that:

(1) the financial statements of Kitchenery Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Kitchenery Inc. included in this Form reflects accurately the information reported on the tax return for Kitchenery Inc. filed for the most recently completed fiscal year.



Akshay Bhuva
Technology Executive

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead

Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an

interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://kitchenery.us/

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any

complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6
Financials 7

Appendix D: Director & Officer Work History

Akshay Bhuva
Rajdeep Patel

Appendix E: Supporting Documents

ttw_communications_115510_071932.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts



SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Financials 5

Financials 6

Financials 7

Appendix D: Director & Officer Work History

Akshay Bhuva

Rajdeep Patel

Appendix E: Supporting Documents

ttw_communications_115510_071932.pdf

Kitchenery Inc.

By

Akshay Bhuva

Board

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Akshay Bhuva

Board

Rajdeep Patel

Director
5/1/2026